UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-34900

TAL EDUCATION GROUP

5/F, Tower B, Heying Center

Xiaoying West Street, Haidian District

Beijing 100085

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2021	As of August 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$3,242,953	$3,375,073
Restricted cash-current	1,758,937	1,984,403
Short-term investments	2,694,555	1,645,825
Inventory	38,675	26,492
Amounts due from related parties-current	2,964	1,978
Income tax receivables	15,641	13,773
Prepaid expenses and other current assets	403,110	258,286
Total current assets	8,156,835	7,305,830
Restricted cash-non-current	16,094	97,198
Property and equipment, net	511,415	387,250
Deferred tax assets	317,189	20,256
Rental deposits	102,555	101,405
Intangible assets, net	66,041	20,907
Land use right, net	216,702	214,837
Goodwill	454,413	62,522
Amounts due from related parties- non-current	-	67
Long-term investments	667,636	557,506
Long-term prepayments and other non-current assets	57,694	28,239
Operating lease right-of-use assets	1,545,735	1,486,040
Total assets	$12,112,309	$10,282,057

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$353,778	$170,817
Deferred revenue-current	1,387,493	1,111,305
Amounts due to related parties-current	3,488	3,682
Accrued expenses and other current liabilities	911,283	938,623
Income tax payable	65,138	39,295
Bond payable, current portion	-	2,300,000
Current portion of long-term debt	270,000	-
Operating lease liabilities, current portion	382,671	386,976
Total current liabilities	3,373,851	4,950,698
Deferred revenue-non-current	30,005	132
Deferred tax liabilities	10,333	17,862
Bond payable, non-current portion	2,300,000	-
Operating lease liabilities, non-current portion	1,193,564	1,134,608
Total liabilities	6,907,753	6,103,300

Mezzanine equity
Redeemable non-controlling interests	1,775	-
Equity
Class A common shares	148	147
Class B common shares	67	67
Additional paid-in capital	4,369,125	4,317,313
Statutory reserve	121,285	112,423
Retained earnings/(accumulated deficit)	624,883	(294,879)
Accumulated other comprehensive income	86,321	62,483
Total TAL Education Group's equity	5,201,829	4,197,554
Noncontrolling interest	952	(18,797)
Total equity	5,202,781	4,178,757
Total liabilities, mezzanine equity and equity	$12,112,309	$10,282,057

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Six Months Ended August 31,
	2020	2021
Net revenues	$2,013,931	$2,828,823
Cost of revenues (note 1)	951,552	1,485,769
Gross profit	1,062,379	1,343,054
Operating expenses (note 1)
Selling and marketing	598,851	741,037
General and administrative	484,892	687,632
Impairment loss on intangible assets and goodwill	304	426,190
Total operating expenses	1,084,047	1,854,859
Government subsidies	8,043	5,074
Loss from operations	(13,625)	(506,731)
Interest income	50,186	71,897
Interest expense	(6,664)	(6,050)
Other income	87,441	8,091
Impairment loss on long-term investments	(6,885)	(178,063)
Income/(loss) before provision for income tax and income from equity method investments	110,453	(610,856)
Income tax expense	(24,443)	(341,558)
Income from equity method investments	5,941	4,048
Net income/(loss)	$91,951	$(948,366)
Add: Net loss attributable to noncontrolling interest	4,669	19,742
Total net income/(loss) attributable to TAL Education Group	$96,620	$(928,624)
Net income/(loss) per common share
Basic	$0.48	$(4.33)
Diluted	0.46	(4.33)
Net income/(loss) per ADS (note 2)
Basic	$0.16	$(1.44)
Diluted	0.15	(1.44)
Weighted average shares used in calculating net income/(loss) per common share
Basic	200,167,150	214,593,452
Diluted	208,429,705	214,593,452

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Six Months Ended
	August 31,
	2020	2021
Cost of revenues	$754	$734
Selling and marketing expenses	17,322	48,432
General and administrative expenses	52,496	84,713
Total	$70,572	$133,879

Note 2: Three ADSs represent one Class A common Share.

Recent Development

On November 12, 2021, the Company issued a press release to announce that in response to the regulatory developments relating to after-school tutoring services, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council (the “Opinion”) and the related implementation rules, regulations and measures promulgated by competent authorities, the Company decided to cease offering academic subjects to students from kindergarten through grade nine (“K9 Academic AST Services”) in the mainland of China by the end of December 2021.

The Company has completed the cessation by the due date and expects that the cessation will have a substantial adverse impact on the Company’s revenues for the fiscal year ending February 28, 2022 and subsequent periods. In the fiscal year ended February 28, 2021, the revenues from offering K9 Academic AST Services accounted for a substantial majority of the Company’s total revenues in the year.

By leveraging its leading-edge education technology, high quality content and extensive experience, the Company will continue to operate and develop the portion of its business that is not related to K9 Academic AST Services, and will also explore other opportunities to provide education services in accordance with relevant rules and regulations.

The Company will continue to seek guidance from and cooperate with government authorities in various provinces and municipalities in China in connection with its efforts to comply with the policy directives in the Opinion and any related implementation rules, regulations and measures. The Company will further adjust its business operations as required, and update its shareholders as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Alex Zhuangzhuang Peng
	Name:	Alex Zhuangzhuang Peng
	Title:	President and Chief Financial Officer

Date: January 14, 2022